Exhibit 99.3

NICE Performance Management Solution Boosts Employee
Engagement with New Gamification Capabilities

The new release of NICE Performance Management helps organizations focus employees on important performance metrics and reward good work

RA’ANANA, ISRAEL, April 9, 2014 – NICE Systems (NASDAQ: NICE) today announced that it is helping companies better engage employees with enhanced gamification capabilities in its latest release of NICE Performance Management. This release expands on the gamification tools introduced in June 2013, going beyond the basic colored icons and charts currently offered in the market.

According to Gallup’s report discussing employee engagement, more than 70 percent of American service workers are “not engaged” or “actively disengaged.” Gallup defines engaged employees as those who are involved in, enthusiastic about, and committed to their work, and contribute to their organization in a positive manner. The Contact Center Association estimates that each disengaged employee costs their company 46 percent of their pay in lost productivity. Gamification is one way more organizations are addressing waning employee engagement.

Focusing Employees on the Right Behaviors

Expanded gamification capabilities in the new release include:
•	The addition of points as a means to recognize performance and achievements, and an in-product marketplace to convert those points into goods and services
•	Both individual and team-level challenges so organizations can drive healthy competition and collaborative teamwork
•	Simplified back-end administration to make it easier for organizations to design, introduce and measure the impact of gamification challenges

Yochai Rozenblat, President of the NICE Enterprise Group
“Gamification is a powerful tool to drive performance improvements, reward top performers, and lower turnover and training costs. That’s why our customers have been quick to adopt these capabilities within NICE Performance Management. We believe that this latest release reinforces our position as the Workforce Optimization market and product leader. We continue to innovate so that companies can foster engaged employees who will get them closer to their customers, and ultimately deliver an exceptional customer experience.”

Click here to download the NICE Gamification Playbook, and learn more about how gamification can help engage and motivate employees.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.